UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Brainworks Ventures, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

051551208

(CUSIP Number)

Robert L. Buckingham, 575 Taunton Way, Atlanta, GA 30319 (404) 257-9408

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2002

(Date of Event, which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP NO. 051551208

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert L. Buckingham

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
NUMBER OF		298,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		298,000

	(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
298,000

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13%

(14)	TYPE OF REPORTING PERSON*
IN

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8-19-02

Date

/s/ Robert L. Buckingham

Signature

/s/ Robert L. Buckingham

Name/Title

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall by typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)